Filed by LogMeIn, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: LogMeIn, Inc.

(Commission File No. 001-34391)

Date: July 27, 2016

This filing relates to a proposed business combination involving

LogMeIn, Inc., Citrix Systems, Inc. and GetGo, Inc.

The following article was published in the Boston Globe on July 27, 2016.

Boston’s LogMeIn will triple in size with Citrix merger

Bill Wagner (left) and Michael Simon of LogMeIn in a 2015 photo. LogMeIn’s latest merger with Citrix is expected to result in as much as $100 million in annual expense savings within two years.

By Jon Chesto Globe Staff July 27, 2016

Fast-growing LogMeIn Inc. announced a $1.8 billion merger with a division of Citrix Systems Inc. that will triple its size overnight, creating a Boston software firm with nearly 3,000 employees and more than $1 billion in annual revenue.

The deal to merge with Citrix’s GoTo business, unveiled late Tuesday, will significantly advance chief executive Bill Wagner’s ambition to make LogMeIn a leading software company in Boston.

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“We saw this as a once-in-a-lifetime opportunity for us to significantly increase the scale of our business,” Wagner said in an interview. “This puts LogMeIn as one of the preeminent tech employers in the Boston area.”

LogMeIn sells software and services that, among other things, help businesses manage the many ways employees and clients connect with their systems and with each other. It reported revenues of $272 million in 2015, and sales are expected to grow around 18 percent this year. The GoTo collaboration products include the well-known GoToMeeting software that allows customers to conduct virtual live meetings from different locations.

The combined company will remain based in Boston after the deal closes, likely in early 2017. The Citrix operation, based in Santa Barbara, Calif., has nearly 2,000 employees. Even before the deal, LogMeIn had doubled its headquarters with a second office across from its base on Summer Street in the South Boston waterfront area. Of its 1,100-person workforce, 600 are based in Boston.

The deal’s origins can be traced to November, when Citrix said it would spin off its GoTo operations into a separate, publicly-traded firm. Instead, Wagner and LogMeIn chairman Michael Simon got Citrix to agree to combine the two businesses under terms that will be tax-free for Citrix shareholders.

Once the deal closes, LogMeIn shareholders will own 49.9 percent of the outstanding shares, and Citrix shareholders will own 50.1 percent. Citrix shareholders will get 27.6 million LogMeIn shares, valued at $1.8 billion based on LogMeIn’s $65.31 closing price Monday.

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“We’re one third the size of them but our shareholders get 50 percent of the combined company,” Wagner said. “That’s pretty spectacular.”

Investors in LogMeIn seemed to agree: Shares were up as nearly 20 percent in after-hours trading Tuesday.

If LogMeIn shareholders and regulatory officials approve the deal, LogMeIn’s board will be reconstituted. The new board will consist of five current LogMeIn members, down from eight, and four directors from Citrix. Simon will continue as chairman, and both Wagner and LogMeIn chief financial officer Ed Herdiech will keep their titles.

The deal is expected to result in as much as $100 million in annual expense savings within two years. Wagner said savings will come from employee reductions, efficiencies from combining back-end systems and overlapping real estate, likely in cities such as Sydney and Dublin where both companies have offices that can be consolidated.

Wagner said it’s too soon to know what kind of positions will be eliminated as a result of the merger. Some positions in Boston could be affected, but he doesn’t expect significant cuts here. Overall, he said, the merger should lead to net job growth in Boston.

The merger will also beef up LogMeIn’s presence on the West Coast. Wagner said GoTo employees seemed to have a startup culture similar to LogMeIn’s, despite their parent company’s size.

“They’ve been running more like a standalone company for years,” Wagner said. “Culturally, I think it’s going to be a good match.”

Steve Ashley, a software analyst at Robert W. Baird & Co., said the Citrix deal was at least in part due to the activism of New York hedge fund firm Elliott Management Corp., which successfully pushed for a leadership switch at Citrix last year. That, in turn, led to a number of changes within the company, which reported $3.3 billion in revenue in 2015.

“Citrix has gone through massive reorganizations that are unfolding nicely for shareholders,” Ashley said in an interview. “Clearly [Elliott] is the one that changed the leadership and got them to sit and rethink the business.”

Jon Chesto can be reached at jon.chesto@globe.com. Follow him on Twitter @jonchesto.

Forward-Looking Statements

This communication contains “forward-looking statements” concerning LogMeIn, Inc. (“LMI”), Citrix Systems, Inc. (“Citrix”), GetGo, Inc. (“GetGo”), the proposed transactions and other matters. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the current expectations, beliefs and assumptions of the management of LMI, Citrix and GetGo concerning future developments, business conditions, the Company’s plans to issue dividends in connection with the transaction, and their potential effects. There can be no assurance that future developments affecting the parties will be those that the parties anticipate.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that LMI’s stockholders may not approve the issuance of the Company common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Citrix’s distribution of the shares of GetGo, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transactions, (6) failure to realize the estimated synergies or growth from the proposed transactions or that such benefits may take longer to realize than expected, (7) risks related to unanticipated costs of integration of GetGo by LMI, (8) the effect of the announcement of the proposed transactions or the consummation of the proposed transactions on the ability of LMI and Citrix to retain and hire key personnel and maintain relationships with their key business partners and customers, and on their operating results and businesses generally, (9) the length of time necessary to consummate the proposed transactions, (10) adverse trends in economic conditions generally or in the industries in which the LMI and Citrix operate, (11) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (12) LMI’s ability to compete effectively and successfully and to add new products and services, (13) LMI’s ability to successfully manage and integrate acquisitions, (14) the ability to attract new customers and retain existing customers in the manner anticipated, (15) unanticipated changes relating to competitive factors in the parties’ industries, and (16) the business interruptions in connection with the LMI’s technology systems. Discussions of additional risks and uncertainties are contained in LMI’s, Citrix’s and GetGo’s filings with the U.S. Securities and Exchange Commission (the “SEC”). None of LMI, Citrix or GetGo is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction, LogMeIn and GetGo intend to file registration statements with the SEC. LogMeIn will also file a proxy statement. Citrix stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and LogMeIn stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about LogMeIn, GetGo, Citrix and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Citrix upon written request to Investor Relations, 851 Cypress Creek Road, Fort Lauderdale, FL 33309, or by calling (954) 229-5758 or upon written request to LogMeIn, Investor Relations, 320 Summer Street, Boston, MA 02210 or by calling (781) 897-0694.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of LogMeIn. However, LogMeIn, Citrix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of LogMeIn in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of LogMeIn in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the [proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Citrix may be found in its Annual Report on Form 10-K filed with the SEC on February 18, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 29, 2016. Information about the directors and executive officers of LogMeIn may be found in its Annual Report on Form 10-K filed with the SEC on February 19, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 8, 2016.